FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of March, 2015

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

FORM 51-102F3

Material Change Report

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

Item 1.

Name and Address of Company

MAX Resource Corp.

2300-1066 West Hastings Street

Vancouver, B.C. V6E 3X2

Item 2.

Date of Material Change

March 13, 2015

Item 3.

News Release

Issued and distributed through the facilities of Newsfile on March 13, 2015

Item 4.

Summary of Material Change

See attached copy of the March 13, 2015 News Release

Item 5.

Full Description of Material Change

See attached copy of the March 13, 2015 News Release

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officer

Stuart Rogers

Telephone: (604) 689-1749

Item 9.

Date of Report

March 13, 2015

March 13, 2015

TSX-V: MXR

OTC Pink: MXROD

Frankfurt: M1D

News Release

MAX to voluntarily terminate its share registration in U.S.

Vancouver, British Columbia: – MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) (the “Company”) intends to file a Form 15 today with the U.S. Securities and Exchange Commission (“SEC”) to voluntarily terminate the registration of its common shares under the U.S. Securities Exchange Act of 1934 (the “1934 Act”).

It is anticipated that termination of the registration under the 1934 Act will take effect no later than 90 days following the filing of the Form 15.   As a result of this filing, the Company will immediately stop filing certain reports, including Form 20-F and Form 6-K, with the SEC.   MAX will remain quoted on the OTC Pink under the symbol “MXROD” for 20 business days from the date of its previously announced share consolidation which was effective on February 24, 2015 and on the 21st business day the “D” will drop from the ticker symbol and the Company will continue to be quoted on the OTC Pink under its previous symbol “MXROF”.

MAX will remain listed on the TSX Venture Exchange and will continue to meet its continuous disclosure obligations through filings with the applicable securities regulators in Canada.  These filings can be accessed at www.sedar.com.

MAX RESOURCE CORP.

“Stuart Rogers”

Stuart Rogers,

President and CEO

Contacts: Leonard MacMillan, Corporate Communication

info@maxresource.com

Phone: 604-637-2140        Toll Free: 1-866-331-5088

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  March 13, 2015

/s/ Stuart Rogers

Stuart Rogers

Director